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                                                                     EXHIBIT 1.1


           NELLCOR, PURITAN-BENNETT TO COMBINE IN $475 MILLION MERGER

PLEASANTON, CA AND OVERLAND PARK, KS -- MAY 22, 1995 -- Nellcor Incorporated (Nasdaq:NELL) and Puritan-Bennett Corporation (Nasdaq:PBEN) today announced that their boards of directors have approved a definitive merger agreement to combine the two companies in a transaction valued at approximately $475 million. With combined revenues of approximately $600 million, the new company, Nellcor/Puritan-Bennett, will be the world's premier respiratory products manufacturer.

The merger represents a unique opportunity to combine worldwide leaders in two complementary areas, patient safety monitoring and respiratory therapy. Nellcor/Puritan-Bennett will provide a comprehensive line of products to diagnose, monitor and treat patients with respiratory difficulties across the entire continuum of care -- the hospital, alternate care sites and the home.

Under terms of the agreement, Puritan-Bennett shareholders will receive 0.88 shares of Nellcor common stock for each outstanding share of Puritan-Bennett common stock. The merger is intended to qualify as a tax-free reorganization and a pooling-of-interests for accounting and financial reporting purposes. Based on the Friday, May 19, 1995 closing price of Nellcor and Puritan-Bennett common shares on the Nasdaq, the combined company will have a total market valuation of approximately $1 billion.

C. Raymond Larkin, Jr., 46, Nellcor's president and chief executive officer, will be president and chief executive officer of the new company. Mr. Larkin will establish an executive management committee that will oversee and manage the integration of the two companies. Burton A. Dole, Jr., 57, chairman, president and chief executive officer of Puritan-Bennett, will be chairman of the Board for a term of two years. The Board of Directors will have nine members: six from


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Nellcor, two from Puritan-Bennett and one to be selected by both companies.
Nellcor/Puritan-Bennett will be headquartered in Pleasanton, CA, site of Nellcor's current headquarters.

"This merger provides the broad product offering and market approach demanded by health care providers today by merging Nellcor, a leader in hospital-based respiratory monitoring, with Puritan-Bennett, the largest respiratory therapy products company in the world," Mr. Larkin said. "Nellcor/Puritan-Bennett will be the market leader in respiratory products, with the significant leverage needed to compete in the rapidly changing health care environment. With approximately $50 million of annual combined research and development investment, we plan to build on our leadership with continued product innovation."

"We expect this merger to create both immediate and long-term synergies in revenue and earnings growth, cost savings and new product development," Mr. Larkin added. "Excluding the effect of transaction-related expenses, we expect earnings accretion in the first year. Opportunities include revenue synergies generated by offering a comprehensive, combined product line and cost savings through consolidating operations." Both companies have significant operations in the San Diego and Kansas City areas, and in Tijuana, Mexico.

"We are very pleased to be joining forces with Nellcor," Mr. Dole said. "Nellcor/Puritan-Bennett will be a leading provider in both established and high growth respiratory market segments across the spectrum of acute, alternate and home care. Our new company will offer providers a single point of contact for a broad array of products and services, resulting in increased value for both our customers and shareholders."

Nellcor Incorporated, founded in 1981, designs, manufactures and markets high-performance monitoring equipment, sensors and accessories for patient safety and management throughout the hospital, in emergency care and in the home.


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Puritan-Bennett, founded in 1913, is a world leader in products related to respiration. These products are used in multiple health care settings and on aircraft.


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